245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 26, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Select Portfolios (the trust): File Nos. 002-69972 and 811-03114 Communication Services Portfolio (formerly known as Multimedia Portfolio) (the fund(s)) Post-Effective Amendment No. 140

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 140 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the fund: Fidelity Advisor Communication Services Fund: Class A, Fidelity Advisor Communication Services Fund: Class M, Fidelity Advisor Communication Services Fund: Class C, Fidelity Advisor Communication Services Fund: Class I, and Fidelity Advisor Communication Services Fund: Class Z for Fidelity Communication Services Portfolio (“New Classes”).

This filing is being made in connection with proposed changes to the Fidelity Multimedia Portfolio that will result in the fund being renamed Fidelity Communication Services Portfolio with different investment policies.  In August, we mailed a proxy statement with a proposal for shareholders of the Multimedia Portfolio to modify the industry concentration policy for the fund to align it with changes being made to the Global Industry Classification Standard (GICS).  As described in the proxy statement, if the proposal passes, the Multimedia Portfolio will change its concentration policy to concentrate in communication services companies and will be renamed Fidelity Communication Services Portfolio and its investment policies will be expanded to include companies meeting the description of the communication services sector.

In order for the New Classes to become effective when the new communication services sector changes are implemented by MSCI for its indices on December 1, 2018 we are filing the New Classes in advance of the October 17, 2018 shareholder meeting date.  As of the date of this filing the proposal is passing by a wide margin.  While this filing reflects changes to the Multimedia Portfolio that have not yet been approved by shareholders, the filing will be withdrawn if shareholders do not approve the proposal at the October 17, 2018 shareholder meeting.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of November 26, 2018.  We request your comments by October 26, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group